UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of January 2025 (Report No. 1)

Commission file number: 001-36363

TCTM KIDS IT EDUCATION INC.

(Translation of registrant’s name into English)

19/F, Building A, Vanke Times Center

No.186 Beiyuan Road, Chaoyang District

Beijing, 100102, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

CONTENTS

This Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”) consists of TCTM Kids IT Education Inc.’s (the “Company”) Management’s Discussion and Analysis of Financial Condition and Results of Operations for the six months ended June 30, 2024, which is attached hereto as Exhibit 99.1, and should be read in conjunction with the Company’s Unaudited Condensed Consolidated Financial Statements as of and for the six months ended June 30, 2024, which the Company previously filed with the Securities and Exchange Commission on December 27, 2024.

EXHIBIT INDEX

Exhibit No.
99.1*	TCTM Kids IT Education Inc.’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Six Months Ended June 30, 2024.
99.2

Unaudited Condensed Consolidated Financial Statements of TCTM Kids IT Education Inc. for the Six Months Ended June 30, 2024 (incorporated by reference to Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K as filed with the Securities and Exchange Commission on December 27, 2024).

101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*Filed herewith

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TCTM Kids IT Education Inc.

Date: January 14, 2025	By:	/s/ Xiaolan Tang
Xiaolan Tang
Chief Executive Officer